Exhibit 99.1

Asx Announcement

(ASX: NVX)

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Results of Share Purchase Plan Offer

BRISBANE, AUSTRALIA, July 21, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, advises that the Share Purchase Plan (SPP) closed at 5:00pm on 17 July 2026.

NOVONIX received valid applications from eligible shareholders for 6,016,250 fully paid ordinary shares in NOVONIX ("SPP Shares") to raise A$962,600 (before costs) under the SPP.

The SPP was priced at A$0.16 per SPP Share, and eligible shareholders were given the opportunity to apply for up to A$30,000 worth of SPP Shares.

NOVONIX will use the proceeds from the SPP to fund capital expenditure required to support production capacity and meet forecast customer demand.

Admiral Robert Natter, NOVONIX Chairman said: “We were pleased to provide all of our eligible shareholders with the opportunity to participate in this offer. We received strong interest in the offer. We thank our shareholders for their ongoing support of NOVONIX and its future.”

SPP Further Details

The SPP was announced on 17 June 2026, in connection with a fully underwritten institutional placement of A$20.7 million to sophisticated investors ("Institutional Placement"). NOVONIX successfully completed the Institutional Placement on 17 June 2026.

The issue price of A$0.16 per SPP Share is equivalent to the issue price paid by investors under the Institutional Placement and Conditional Placement launched by NOVONIX in conjunction with the SPP.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Exhibit 99.1

The SPP offer was made to eligible shareholders, with valid applications received from approximately 89 eligible shareholders for a total value of A$962,600. Valid applications received represented a participation rate of approximately 0.3% of eligible shareholders, with an average application amount of approximately A$10,816.

6,016,250 new SPP Shares will be issued on 22 July 2026, representing approximately 0.6% of NOVONIX’s ordinary shares on issue.

Trading of the SPP Shares is expected to commence on the ASX on 23 July 2026. Holding statements will be dispatched to successful applicants from 23 July 2026. SPP Shares will rank equally with existing fully paid NVX shares from their date of issue.

This announcement has been authorised for release by Admiral Robert Natter, Chairman.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support US energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicle and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
ir@novonixgroup.com (investors)
media@novonixgroup.com (media)

Forward-looking statements
This announcement contains certain "forward-looking statements" that are based on management's beliefs, assumptions, opinions and expectations and on information currently available to management as of the date of this announcement. All statements other than statements of historical facts included in this announcement, including statements regarding NOVONIX’s forecasts, business strategy, plans and objectives, are forward-looking statements. These statements can generally be identified by the use of forward-looking words such as "expect", "anticipate", "likely", "intend", "should", "could", "may", "predict", "plan", "propose", "will", "believe", "forecast", "estimate' or "target". Such

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Exhibit 99.1

statements may be based on underlying assumptions (which could prove incorrect or may be subject to change) and are subject to the risks disclosed in the Company's most recent annual report on Form 20-F, many of which are outside the control of NOVONIX and are not reliably predictable, which could cause actual results to differ materially, in terms of quantum and timing, from any results described in this announcement. You are strongly cautioned not to place undue reliance on forward-looking statements. Copies of the Company’s most recent annual report may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov. No representation is made by NOVONIX or Bell Potter Securities Limited ("Lead Manager") or any of their respective related bodies corporate, shareholders or affiliates, or any of each of their respective officers, directors, partners, employees, consultants, contractors, affiliates, agents, advisers or representatives (each a “Limited Party” and together, the “Limited Parties”) as to the correctness of the forward-looking statements on or after the date of this announcement. NOVONIX does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. To the maximum extent permitted by law, NOVONIX, the Lead Manager and each of their respective Limited Parties disclaim any responsibility for the accuracy or completeness of any forward-looking statements whether as a result of new information, future events or results or otherwise. To the maximum extent permitted by law, each of NOVONIX, the Lead Manager and each of their respective Limited Parties disclaim any responsibility to update or revise any forward-looking statement to reflect any change in NOVONIX's financial condition, status or affairs or any change in the events, conditions or circumstances on which a statement is based, except as required by Australian law.

Not for distribution or release in the United States
This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com